SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CNPJ no 76.483.817/0001-20
COMPANHIA DE CAPITAL ABERTO
Registro CVM no 1431-1
Registro SEC (CUSIP) 20441B407 – Preferenciais “B”
Registro SEC (CUSIP) 20441B308 – Ordinárias
Registro LATIBEX 29922 – Preferenciais “B”

     58th Annual General Meeting
185th Extraordinary General Meeting

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 25, 2013, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.      To analyze, discuss and vote the 2012 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2012;

2.      To resolve on the Board of Executive Officers’ proposal for allocation of the 2012 net income in the amount of R$700,688,167.34 — including profit sharing payment — and the subsequent payment to shareholders as follows: •

  Interest on equity replacing dividends, in the gross amount of R$138,072,000.00, which were declared and paid in advance on January 15, 2013; •
  Dividends in the amount of R$ 130,482,291.29, to be allocated as follows: R$0.45607 per common share (ON) and R$0.50169 per class B preferred share (PNB) to be paid within 60 days of the General Meeting taking place;

3.      To elect the members of the Fiscal Council due to end of term of office;

4.      To elect the members of the Board of Directors due to end of term of office;

5.      To establish the compensation for the Management and members of the Fiscal Council;

6.      Information on the publications required by Law 6,404/76.

EXTRAORDINARY GENERAL MEETING

1.      To amend the caput of Article 4, according to the provision set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Ordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial, Investors’ Relations and Control of Holdings Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting; and c) Pursuant to CVM Rule 282, as of June 26, 1998, the minimum attendance of the voting capital necessary to request multiple vote to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 26, 2013

     Mauricio Schulman
Chairman of the Board of Directors

Publication
This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, on March 26, 27 and 28, 2013 editions, being also available on the Company’s website ( www.copel.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.